FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of May, 2003

VANCAN CAPITAL CORP.

(formerly, CEDAR CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

VANCAN CAPITAL CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 689-1749

Fax: (604) 643-1789

May 30, 2003

TSX-V Symbol: VCC

OTC BB Symbol: VCCAF

NEWS RELEASE

Vancan Capital Corp. (the ”Company”) is pleased to announce that it has completed the previously announced acquisition of a 50% interest in a mineral claim (the “Target 1 Claim”) located adjacent to and immediately east of the north end of Longtom Lake in the Northwest Territories of northern Canada.  Vancan acquired its interest by making cash payments totalling $15,000, and issuing 200,000 common shares in its capital stock at a deemed price of $0. 38 per share, subject to a hold period expiring September 7, 2004.

The Target 1 claim comprises 1,781.9 acres and is located adjacent to the west side of the Longtom Lake property held by Alberta Star Development Corp. (TSX Venture: ASX; OTC BB: ASXSF) where an iron oxide copper-gold-type mineral occurrence is under investigation in search of an “Olympic Dam”-type ore deposit.  The Longtom Lake mineral zone occurs with strong hematite/magnetite alteration and copper and uranium mineralization in Proterozoic-age volcanic sediments intruded by granitic and monzonitic plutons.

The Target 1 claim is situated immediately south and west of the principal Longtom mineral zone, the Damp, and is believed to be underlain by similar rock formations.  Alberta Star has recently completed a detailed gravity survey that confirms two very large 2.5-3.5 milligal gravity anomalies on its Longtom Property that are coincident with strong magnetic anomalies. Combined gravity, magnetic and radiometric anomalies are common targeting criterion for Olympic Dam iron oxide, copper and gold (“IOCG”) style mineralization and necessary in proving up an economic ore body.  Mineralization at Longtom Lake occurs in specular hematite-magnetite breccia, similar to that seen at the 2.6 Billion tonne Olympic Dam IOCG deposit in South Australia.

Scott Geophysics of Vancouver, B.C is currently conducting a ground geophysics program on Alberta Star’s Longtom Lake property that will include detailed, localized induced polarization/resistivity (IP) traverses over selected portions of the 2.5 to 3.5 milligal gravity-magnetic anomalies identified on the property.  Scott Geophysics will also be conducting IP traverses on Vancan’s Target 1 Claim as well as its previously acquired Target 2 Claim, which is comprised of 2,530.8 hectares located north of the Target 1 Claim and adjacent to and immediately west of the Longtom Lake property.

The Company has been informed by Alberta Star that drilling has now commenced on the Longtom Lake property as part of a 20-hole drill program, targeting high-priority areas, that is expected to continue into the fall of 2003.

On behalf of the Board of Directors of

Vancan Capital Corp.

“STUART ROGERS”

Stuart Rogers

President

The contents of this news release have neither been approved nor disapproved by the TSX Venture Exchange.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause Vancan’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANCAN CAPITAL CORP.

Date   May 30, 2003

By:     /s/ Stuart Rogers

Stuart Rogers

Director